SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

HILAND HOLDINGS GP, LP

(Name of Issuer)
Common Units
(Title of Class of Securities)
43129M 10 7
(CUSIP Number)
Matthew S. Harrison
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
     This Amendment No. 5 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on April 21, 2009, Amendment No. 2 thereto filed on June 2, 2009, Amendment No. 3 filed on September 9, 2009 and Amendment No. 4 filed on October 27, 2009, relating to the common units (the “Common Units”) representing limited partner interests of Hiland Holdings GP, LP (the “Issuer”) is being filed by Harold Hamm, Continental Gas Holdings, Inc. (“Continental Gas”) and Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”) (Mr. Mackie, collectively with Mr. Hamm and Continental Gas, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6 of the Schedule 13D:
     The parties to the Merger Agreement executed an amendment revising the termination provisions of the Merger Agreement (the “Amendment”). The Amendment, which is attached as Exhibit 99.10 and is incorporated into this Item 6 by reference, changes the earliest date upon which either party can terminate the Merger Agreement for the reason that the closing had not yet occurred from November 1, 2009 to November 6, 2009 in order to permit the Conflicts Committee and Board of Directors sufficient time to consider Mr. Hamm’s proposal to amend the Merger Agreement to increase the merger consideration from $2.40 per Common Unit to $3.20 per Common Unit.
Item 7. Exhibits
This Item 7 shall be deemed to amend and supplement Item 7 of the Schedule 13D:

Exhibit 99.10	Amendment No. 1 to the Agreement and Plan of Merger, among HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC, and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on October 27, 2009).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 27, 2009	*
Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 27, 2009	CONTINENTAL GAS HOLDINGS, INC.
	By:	*
		Name:	Harold Hamm
		Title:	Sole Director

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: October 27, 2009	*
Bert Mackie

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

Exhibit 99.1*	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2*	Letter from Harold Hamm to Board of Directors of Hiland Partners GP, LLC, dated January 15, 2009.

Exhibit 99.3*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated April 20, 2009.

Exhibit 99.4*	Press release, dated June 1, 2009, of the Hiland Companies (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.5*	Agreement and Plan of Merger, among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, and Hiland Partners, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.6*	Support Agreement (HLND Units), among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, Hiland Partners, LP, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.7*	Funding commitment letter, dated June 1, 2009, between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.8*	Joinder to the Joint Filing Agreement executed by Mr. Mackie, dated as of September 8, 2009.

Exhibit 99.9*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP Holdings, LLC, dated October 26, 2009.

Exhibit 99.10	Amendment No. 1 to the Agreement and Plan of Merger, among HH GP Holding, LLC, HPGP MergerCo, LLC, Hiland Partners GP Holdings, LLC, and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on October 27, 2009).

*	Previously filed